UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-50808-05

TECO Capital Trust II

(Exact name of registrant as specified in its charter)

C/O The Bank of New York,

101 Barclay Street, 8th Floor, New York, New York, 10286

(212) 815-5088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trust Preferred Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, TECO Capital Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TECO CAPITAL TRUST II

	By:	TECO Energy, Inc.,
as designated signatory

Date: March 27, 2007	By:	/s/ Gordon L. Gillette
	Name:	Gordon L. Gillette
Executive Vice-President and Chief Financial Officer